UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JUNE, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  June 28, 2007                       /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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       HALO INTERSECTS MASSIVE SULPHIDE AT JUNGLE LAKE COPPER-ZINC DEPOSIT

                                   HIGHLIGHTS

                  HALO INTERSECTS 15. 5 M OF 1.54% COPPER AND
                     0.8% ZINC NEAR SURFACE AT JUNGLE LAKE

                DRILLING CONTINUES AT JUNGLE LAKE TO CONFIRM AND
                            EXPAND MINERALIZED ZONES

                      SIX DEPOSITS WITHIN 5 KM OF SHERRIDON
                             TARGETED FOR DRILLING

TORONTO, ONTARIO, JUNE 28, 2007 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that the first drill holes completed in 25 years at the Jungle Lake copper-zinc deposit have confirmed the presence of thick intersections of massive sulphide near surface.

Vertical hole DH21 intersected 15.5 m with an average grade of 1.54% copper and 0.8% zinc, including 0.45 g/t gold, at a downhole depth of 69 m. Similar mineralization was reported for holes DH20 and DH22 drilled within 200 m of DH21 which confirms the location of the mineralized horizon that HBED included in its resource calculation (see press release March 27, 2007).

"The assay results for the first holes at Jungle Lake confirm the grades and thickness of the massive sulphide lenses as reported by HBED for their internal resource estimate. The near-surface location of the massive sulphide lenses means that an option of open pit mining exists at Jungle Lake, and taken in conjunction with the recent drilling at the Bob Lake deposit only 3 kilometers southeast, the Company is building a series of near-surface resources that could be mined concurrently", says Lynda Bloom, President and CEO. "As we move on to the remaining four deposits of Park, Cold, Fidelity and A.K.E., we will be able to assess the various mining opportunities while exploring concurrently elsewhere on the large Sherridon concession."

Drilling continues at Jungle Lake to confirm copper and zinc grades while testing the outer limits of the resource model generated by HBED.

TECHNICAL HIGHLIGHTS

A total of 1,500 m of drilling was completed in 6 holes out of an expanded program of approximately 2,500 m for the first phase of testing at the Jungle Lake deposit. Assays for all mineralized zones in diamond drill holes DH20 to DH25 are reported in the assay table.



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                                      -2-


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HOLE   DIP/AZIMUTH    FROM     TO      INTERVAL     CU     ZN      AG       AU
        (Degrees)      (m)     (m)       (m)        (%)    (%)    (g/t)    (g/t)
--------------------------------------------------------------------------------

DH20      90/0       129.2    116.9      12.3      1.40    0.81     7.6    0.25
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DH21      90/0        69.0     84.5      15.5      1.54    0.75     8.8    0.45
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DH22      90/0       124.1    127.0       2.9      1.27    1.68     8.3    0.71
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DH23      90/0       157.7    164.7       7.0      0.49    1.59     5.7    0.07
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DH24      90/0       307.5    310.2       2.7      0.21    0.45     3.3    0.08
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DH25      90/0       413.6    415.1       1.5      0.07    0.01    17.0    1.10
                     419.8    422.8       3.0      0.21    0.02    13.8    0.47
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*    Mineralized  lenses are expected to dip  approximately 40 degrees northwest and widths may be overstated by 15%.

The drill holes DH23 and 24 tested areas outside the current resource estimate envelope to determine if tonnages could be expanded outside the previously defined boundaries. DH23 intersected 7m of massive sulphides at a higher zinc grade interval than historical holes and raises the possibility of more near-surface tonnage. The mineralized horizon was identified in drill holes 24 and 25, suggesting that additional targets exist downdip and downplunge. In this area the mineralized horizon had elevated gold values of up to 1.1 g/t gold over
1.5 m.

 Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT THE JUNGLE LAKE DEPOSIT
The Jungle Lake deposit was discovered and drilled by Hudson Bay Exploration and Development Company Limited (HBED) from 1958 to 1967. Historical resource estimates calculated by HBED on the Jungle Lake deposit are 3.4 million tonnes grading 1.42% copper and 1.1% zinc All resources stated in this press release are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo.

Halo has the option to earn 100 percent interest in the Jungle Lake deposit from HBED through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

ABOUT THE SHERRIDON VMS PROPERTY
The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.


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                                      -3-


ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in three projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/Lynda Bloom
------------------------------
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045    Fax: 416-368-9805
Toll Free: 1-866-841-0068    lbloom@halores.com
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The TSX Venture  Exchange  does not accept  responsibility  for the adequacy or accuracy of this release. Except for historical statements contained herein, this news release presents "forward looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to future exploration activities. Forward-looking information can frequently be identified by words such as "plans", "expects", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative thereof, or other similar words and phrases or state that certain actions, events or results "may", "could" or "might" occur or be achieved. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to joint venture operations; changes in project parameters; fluctuating metal prices; possible variations in ore reserves, grade or recovery rates; the possibility of project cost overruns or unanticipated costs and expenses; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, and delays in obtaining governmental approvals or financing. Although Halo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Halo does not undertake to update any forward-looking information, except in accordance with applicable securities laws.


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